AMENDMENT NO. 4 TO RIGHTS AGREEMENT

        This Amendment No. 4 to Rights Agreement is entered into effective this 21st day of July 2004 by and between Transport Corporation of America, Inc., a Minnesota corporation (the “Company”) and LaSalle Bank National Association, (the “Rights Agent”).

        WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement dated as of February 25, 1997, as amended on June 29, 1998, January 17, 2000 and August 1, 2002 (the “Agreement”), and now desire to amend Section 1(a) of the Rights Agreement.

        NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, Section 1(a) of the Rights Agreement is hereby amended in its entirety as follows:

(a) “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates (as such term is hereinafter defined) and Associates (as such term is hereinafter defined) of such Person, without the prior approval of a majority of the Board of Directors, shall be the Beneficial Owner (as such term is hereinafter defined) of voting securities having twenty percent (20%) or more of the then voting power of the Company, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; provided, however, that if a Person is the Beneficial Owner at the close of business on the date of this Agreement of twenty percent (20%) or more of the voting power of the Company, such Person shall not be deemed an Acquiring Person unless and until such Person acquires any additional Common Stock in any manner other than pursuant to a stock dividend, stock split, recapitalization or similar transaction that does not affect the percentage of outstanding Common Stock beneficially owned by such Person. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to twenty percent (20%) or more of the then voting power of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of twenty percent (20%) or more of the then voting power of the Company then outstanding by reason of shares purchased by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Stock of the Company, then such Person shall be deemed to be an “Acquiring Person.” Notwithstanding the foregoing, if a majority of the Continuing Directors then in office determines in good faith that a Person who would otherwise be an “Acquiring Person”, as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.

The Amendment may be signed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 4 to be duly executed and attested as of the day and year first above written.

TRANSPORT CORPORATION OF AMERICA, INC.

By	/s/ Keith R. Klein

Its Chief Financial Officer
Attest:
By	/s/ John R. Houston

Its Secretary

LASALLE BANK NATIONAL ASSOCIATION,
as Rights Agent

By	/s/ Mark Rimkus

Its Vice President
Attest:
By	Joseph F. Pellicore

Its Assistant Vice President